FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t) +1 617 526 5000 (f)

The entity requesting confidential treatment is:

Casa Systems, Inc.

100 Old River Road

Andover, Massachusetts 01810

Attn: Jerry Guo

President, Chief Executive Officer and Chairman

(978) 688-6706

November 28, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Joshua Shainess

Re:	Casa Systems, Inc.

Registration Statement on Form S-1

Filed November 17, 2017

File No. 333-221658

Ladies and Gentlemen:

On behalf of Casa Systems, Inc. (the “Company”), set forth below is supplemental information for the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-221658) (the “Registration Statement”). The supplemental information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is providing the supplemental information below to assist the Staff in reviewing the Company’s determinations of the fair value of its common stock underlying its outstanding equity-based awards and the reasons for the differences between the Company’s most recent valuation of its common stock and the midpoint of a preliminary price range for the Company’s initial public offering (“IPO”).

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Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each equity-based award grant, based upon several

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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Securities and Exchange Commission
November 28, 2017

factors, including its consideration of input from management, the Company’s most recently available third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. As disclosed in the Registration Statement, the Company obtained third-party valuations of its common stock as of October 23, 2015, April 30, 2016, October 31, 2016 and April 30, 2017. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As disclosed in the Registration Statement, the Company’s most recent third-party valuation of its common stock, which was conducted as of April 30, 2017, resulted in a valuation of $56.27 per share (the “April 2017 Valuation”). This valuation represented a decrease from the fair value of the Company’s common stock determined in the Company’s most recent previous third-party valuation, which was $61.18 per share, determined as of October 31, 2016. This decrease was principally attributable to the April 2017 Valuation giving pro forma effect to the special dividend of $87.1 million declared by the Board in May 2017 and cash payments of $12.9 million to holders of the Company’s stock options, stock appreciation rights and restricted stock units that were approved by the Board as an equitable adjustment in connection with such dividend (collectively, the “May 2017 Dividend”).

From April 30, 2017 to September 29, 2017, the date of the Company’s most recent grant of equity-based awards, the Company continued to operate its business in the ordinary course and there were no significant developments in its business with the exception of the May 2017 Dividend, the effects of which had been reflected in the April 2017 Valuation. The Board considered the results of the April 2017 Valuation, input from management and the objective and subjective factors listed on pages 84 and 85 of the Registration Statement and determined that the fair value of the Company’s common stock was $56.27 per share at the time of the Company’s grants of equity-based awards on each of May 15, 2017 and September 29, 2017.

Rule 83 Confidential Treatment Request by Casa Systems, Inc.

Request #1

Preliminary IPO Price Range

The Company hereby supplementally advises the Staff that on November 17, 2017, representatives of the underwriters advised the Company that, considering information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[**] to $[**] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a forward stock split that the Company plans to implement prior to effectiveness of the Registration Statement.

Securities and Exchange Commission
November 28, 2017

The Preliminary Price Range is based on a number of factors, including the Company’s future prospects and those of other companies in the industries in which the Company competes, the Company’s historical and prospective financial and operating results, the market prices of securities of companies operating in similar industries as the Company, existing conditions in the public capital markets and preliminary discussions with representatives of the underwriters regarding potential valuations of the Company. Given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for this offering. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) remains subject to adjustment based on various factors outside of the Company’s control.

The Preliminary Price Range was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its common stock as of September 29, 2017 of $56.27 per share and the midpoint of the Preliminary Price Range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of September 29, 2017 and the midpoint of the Preliminary Price Range is the result of the following factors, among others:

•	The Preliminary Price Range assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock. In contrast, a discount for lack of marketability of [**]% was applied to arrive at the fair value of common stock determined in the April 2017 Valuation and the fair value of the Company’s common stock in the absence of such discount would have been $[**] per share.

Casa Systems, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jerry Guo, President, Chief Executive Officer and Chairman, Casa Systems, Inc., 100 Old River Road, Andover, Massachusetts 01810, (978) 688-6706, before it permits any disclosure of the bracketed information in Request #1.

•	The Preliminary Price Range accounts for significant increases in the Company’s forecasts of both revenue and profitability for the fourth quarter of fiscal 2017 and fiscal years 2018 and 2019 that were determined in November 2017 following the finalization of the Company’s financial results for the fiscal quarter ended September 30, 2017. Accordingly, the Preliminary Price Range reflects both growth in the Company’s business that was anticipated at the time of the April 2017 Valuation and accounted for in such valuation, as well as further growth that the Company has now projected following the September 29, 2017 grants of equity-based awards.

Securities and Exchange Commission
November 28, 2017

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an initial public offering. If the Company had applied a weighting of 100% to the IPO scenario in the April 2017 Valuation, the fair value of the Company’s common stock in that valuation would have been $70.31 per share (before giving effect to any discount for lack of marketability).

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into shares of common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	The Company has continued to prepare for the completion of an IPO, including the public filing of the Registration Statement with the Commission on November 17, 2017.

•	The Preliminary Price Range was based in part on analyses conducted by representatives of the underwriters of a set of public companies with similar growth and other characteristics to the Company (the “Public Company Peer Group”). This set of companies differed from the set of companies considered by the Company and its third-party valuation firm in conducting previous valuations of the Company’s common stock (the “Prior Peer Group”), which resulted in an increase in the estimated equity value of the Company. This increase was attributable in part to higher equity values of the Public Company Peer Group as compared to the Prior Peer Group as of September 29, 2017, as well as improvements in stock market conditions since September 29, 2017 resulting in higher equity values of the Public Company Peer Group as of the time of the determination of the Preliminary Price Range as compared to September 29, 2017.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

•	As is typical in IPOs, the Preliminary Price Range was not derived using a formal, quantitative determination of fair value, but rather was determined based on discussions between the Company and representatives of the underwriters.

The Company further advises the Staff that, while the Company believes that its determinations of the estimated fair values of its common stock prior to the IPO were appropriate, the Company

Securities and Exchange Commission
November 28, 2017

also believes that even if it were to determine that the fair values of its common stock as of each of May 15, 2017 and September 29, 2017 were equal to the midpoint of the Preliminary Price Range, the incremental stock-based compensation expense that the Company would be required to recognize would be immaterial to its financial statements for all periods in 2017 and would be immaterial to its estimated operating results for all subsequent periods through the vesting dates of such equity-based awards.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission
November 28, 2017

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:	Jerry Guo, Casa Systems, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549